SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Allscripts Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01988P108
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 21 Pages)

--------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 2 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 3 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 4 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,290,169 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,290,169 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,290,169 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 5 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Offshore GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,290,169 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,290,169 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 6,290,169 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.6%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 6 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Hybrid Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,558 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,558 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 559,558 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 7 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Hybrid Offshore GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,558 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,558 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 559,558 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 8 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 9 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,411,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,411,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,411,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 10 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,411,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,411,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,411,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 11 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Long Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 12 of 21 Pages

1	NAME OF REPORTING PERSON HealthCor Long Master GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 13 of 21 Pages

1	NAME OF REPORTING PERSON Arthur Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 14 of 21 Pages

1	NAME OF REPORTING PERSON Joseph Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.1%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 15 of 21 Pages

This Amendment No. 2 amends the statement on Schedule 13D filed by the Reporting Persons on May 16, 2012 (the "Original Schedule 13D") and Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on May 22, 2012 (together with the Original Schedule 13D and this Amendment No. 2, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment No. 2 have the meanings set forth in the Schedule 13D.  This Amendment No. 2 amends Items 4, 5, 6 and 7 as set forth below.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by the addition of the following:

On May 31, 2012, the Issuer entered into an agreement with the Funds and HealthCor (the "Settlement Agreement") that will result in Stuart Lawson Bascomb, David Stevens and Ralph Holloway Thurman (collectively, the "Nominees") becoming members of the Issuer's slate of directors for the 2012 Annual Meeting.

Under the terms of the Settlement Agreement, the Issuer agreed to (i) increase the size of the Board by two directors (to a total of nine directors), effective as of the 2012 Annual Meeting; (ii) nominate and solicit in favor of the Nominees, along with Paul M. Black, Dennis H. Chookaszian, Robert J. Cindrich, Philip D. Green, Michael J. Kluger and Glen E. Tullman, for election as directors of the Issuer at the 2012 Annual Meeting; (iii) distribute to the Issuer's stockholders supplemental proxy soliciting materials describing the terms of the Settlement Agreement; (iv) during the Covered Period (as defined below), not increase the size of the Board to more than nine members unless agreed to in writing by the Funds and HealthCor Management; and (v) if elected, appoint (x) Mr. Thurman to serve as a member of the Compensation Committee and (y) one of the remaining two Nominees to serve as a member of the Audit Committee.  The Issuer also agreed to use commercially reasonable efforts to convene and hold the 2012 Annual Meeting on June 15, 2012 or as soon thereafter as is reasonably practicable.  In the event that the 2012 Annual Meeting is not held (including as a result of adjournment) prior to June 25, 2012, the Issuer agreed to (1) increase the size of the Board to ten directors and concurrently appoint the Nominees as directors effective as of such date and (2) upon the conclusion of the 2012 Annual Meeting, reduce the size of the Board to nine members and thereafter maintain the size of the Board at nine members.

Under the terms of the Settlement Agreement, the Funds and HealthCor agreed to a dismissal of its complaint against the Issuer and its directors filed on May 21, 2012 in the Court of Chancery of the State of Delaware.  In addition, the Funds agreed to (i) vote their shares of Common Stock at the 2012 Annual Meeting for each of the Issuer's nominees and in favor of certain other matters to be voted on at the 2012 Annual Meeting and (ii) comply and cause their respective affiliates to comply with certain standstill provisions until the earlier to occur of (x) termination of the Settlement Agreement and (y) 30 days prior to the expiration of the advance notice period for the nomination of directors or making of proposals by stockholders at the Issuer's 2013 annual meeting (the "Covered Period").

The foregoing is a brief description of certain terms of the Settlement Agreement, which description is qualified in its entirety by reference to the full text of the Settlement Agreement, attached as Exhibit B hereto and incorporated by reference herein.

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 16 of 21 Pages

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Paragraphs (a) and (b) of Item 5 are hereby amended and restated in their entirety as follows:

(a)—(b) The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 173,047,617 shares of Common Stock outstanding, which was calculated by subtracting the 17,850,104 aggregate shares of Common Stock repurchased by the Issuer, as reported by the Issuer in its Form 8-K filed on May 29, 2012, from the 190,897,721 shares of Common Stock outstanding as of April 27, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2012 for the period ended March 31, 2012.  At the close of business on May 31, 2012, the Reporting Persons may be deemed to collectively beneficially own 10,500,000 shares of Common Stock, constituting approximately 6.1% of the shares of Common Stock outstanding.

(i)	HealthCor:
	(a)	As of the date hereof, HealthCor may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock
(ii)	Associates:
	(a)	As of the date hereof, Associates may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock
(iii)	Offshore Fund:
	(a)	As of the date hereof, Offshore Fund may be deemed the beneficial owner of 6,290,169 shares of Common Stock.
Percentage: Approximately 3.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,290,169 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,290,169 shares of Common Stock
(iv)	Offshore GP:
	(a)	As of the date hereof, Offshore GP may be deemed the beneficial owner of 6,290,169 shares of Common Stock.
Percentage: Approximately 3.6% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 6,290,169 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 6,290,169 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 17 of 21 Pages

(v)	Hybrid Fund:
	(a)	As of the date hereof, Hybrid Fund may be deemed the beneficial owner of 559,558 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 559,558 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 559,558 shares of Common Stock
(vi)	Hybrid GP:
	(a)	As of the date hereof, Hybrid GP may be deemed the beneficial owner of 559,558 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 559,558 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 559,558 shares of Common Stock
(vii)	Group:
	(a)	As of the date hereof, Group may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock
(viii)	Capital:
	(a)	As of the date hereof, Capital may be deemed the beneficial owner of 3,411,273 shares of Common Stock.
Percentage: Approximately 2.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 3,411,273 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 3,411,273 shares of Common Stock
(ix)	HealthCor Fund:
	(a)	As of the date hereof, HealthCor Fund may be deemed the beneficial owner of 3,411,273 shares of Common Stock.
Percentage: Approximately 2.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 3,411,273 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 3,411,273 shares of Common Stock
(x)	Long Fund:
	(a)	As of the date hereof, Long Fund may be deemed the beneficial owner of 239,000 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 239,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 239,000 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 18 of 21 Pages

(xi)	Long GP:
	(a)	As of the date hereof, Long GP may be deemed the beneficial owner of 239,000 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 239,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 239,000 shares of Common Stock
(xii)	Mr. Cohen:
	(a)	As of the date hereof, Mr. Cohen may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock
(xiii)	Mr. Healey:
	(a)	As of the date hereof, Mr. Healey may be deemed the beneficial owner of 10,500,000 shares of Common Stock.
Percentage: Approximately 6.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 10,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 10,500,000 shares of Common Stock

The Funds are the beneficial owners of the shares of Common Stock reported herein.

As the general partner of Offshore Fund, Offshore GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Offshore Fund.  As the general partner of Hybrid Fund, Hybrid GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Hybrid Fund.  As the general partner of HealthCor Fund, Capital and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by HealthCor Fund.  As the general partner of Long Fund, Long GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Long Fund.

As the investment manager of the Funds, HealthCor and its general partner, Associates, may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Funds.

As managers of Associates, Messrs. Cohen and Healey have both voting and investment power with respect to the shares of Common Stock beneficially owned by the Funds, and therefore may also be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by the Funds.

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 19 of 21 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended and restated in its entirety as follows:

On May 31, 2012, the Issuer, the Funds and HealthCor entered into the Settlement Agreement, the terms of which are described in Item 4 of this Schedule 13D.

Other than the Settlement Agreement attached as Exhibit B hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Schedule 13D and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of the other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and supplemented as follows:

Exhibit B:
Agreement, dated as of May 31, 2012, by and among Allscripts Healthcare Solutions, Inc., HealthCor Offshore Master Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P., HealthCor, L.P., HealthCor Long Offshore Master Fund, L.P. and HealthCor Management, L.P.

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 20 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2012

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR CAPITAL, L.P., for itself and as general partner on behalf of HEALTHCOR, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 21 of 21 Pages

HEALTHCOR LONG MASTER GP, LLC, for itself and as general partner on behalf of HEALTHCOR LONG OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

ARTHUR COHEN, Individually

By:	/s/ Arthur Cohen
Name:	Arthur Cohen

JOSEPH HEALEY, Individually

By:	/s/ Joseph Healey
Name:	Joseph Healey

EXHIBIT B

AGREEMENT, DATED AS OF MAY 31, 2012, BY AND AMONG ALLSCRIPTS HEALTHCARE SOLUTIONS, INC., HEALTHCOR OFFSHORE MASTER FUND, L.P., HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P., HEALTHCOR, L.P., HEALTHCOR LONG OFFSHORE MASTER FUND, L.P. AND HEALTHCOR MANAGEMENT, L.P.

AGREEMENT

THIS AGREEMENT (“Agreement”), dated as of May 31, 2012, is entered into by and among Allscripts Healthcare Solutions, Inc., a Delaware corporation (the “Company”), and HealthCor Offshore Master Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P., HealthCor, L.P. and HealthCor Long Offshore Master Fund, L.P. (collectively, the “Stockholders”) and HealthCor Management, L.P.

WITNESSETH:

WHEREAS, the Stockholders are the beneficial owners of 10,500,000 shares (the “Shares”) of the common stock, par value $0.01 per share, of the Company (“Common Stock”), which represents approximately 6.1% of the issued and outstanding shares of Common Stock;

WHEREAS, on May 21, 2012, the Stockholders and HealthCor Management, L.P. filed a verified complaint (the “Lawsuit”) against the Company and its directors in the Court of Chancery of the State of Delaware (the “Court”); and

WHEREAS, the Company, the Stockholders and HealthCor Management, L.P. desire to undertake the actions and agreements contained herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, respective covenants and agreements of the parties contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

BOARD OF DIRECTORS

1.1	Director Nominees

Having considered the request of the Stockholders that each of Stuart Lawson Bascomb, Ralph Holloway Thurman and David Stevens (collectively, the “Nominees”) be nominated for election to the Company’s board of directors (the “Board”) at the annual meeting of stockholders of the Company in 2012 (the “2012 Meeting”), and having received the consent of the Nominees to act as a director, the Nominating and Governance Committee of the Board (the “Governance Committee”) has reviewed the nominations and has recommended that the Board nominate the Nominees for election as directors of the Company at the 2012 Meeting on the terms set out in this Agreement.  Based upon such recommendation, concurrent with the execution and delivery of this Agreement, the Board has (i) increased the size of the Board by two directors (to a total of nine directors), effective as of the 2012 Meeting, and (ii) determined to nominate the Nominees for election as directors of the Company at the 2012 Meeting, and to prepare, file with the Securities and Exchange Commission and disseminate to the Company’s stockholders, supplemental proxy soliciting materials describing the terms of this Agreement.  If each Nominee is elected by the Company’s stockholders to serve as a director on the Board at the 2012 Meeting, such Nominee shall serve until the annual meeting of stockholders of the

A-1

Company in 2013 (the “2013 Meeting”), or until his earlier death, resignation, disqualification or removal.  The Stockholders acknowledge and agree that the Company shall be under no obligation to nominate the Nominees or any other designee of the Stockholders for election to the Board at the 2013 Meeting.  It is further agreed that (a) each of Paul M. Black, Dennis H. Chookaszian, Robert J. Cindrich, Philip D. Green, Michael J. Kluger and Glen E. Tullman shall be nominated for election as a director at the 2012 Meeting along with the Nominees, (b) except as otherwise provided in this Section 1.1, the size of the Board shall not be increased to more than nine during the Covered Period unless agreed to in writing by the parties to this Agreement and (c) if elected, (x) Mr. Thurman shall initially be appointed to serve as a member of the Compensation Committee and (y) one of the remaining two Nominees shall initially be appointed to serve as a member of the Audit Committee, in the case of (x) or (y), subject to the Nominee accepting such appointment.  The Company (A) shall use commercially reasonable efforts to convene and hold the 2012 Meeting on June 15, 2012 or as soon thereafter as is reasonably practicable and (B) to the extent the Company solicits proxies in favor of the election of the nominees at the 2012 Meeting, shall use the same solicitation efforts in favor of the Nominees as for all other nominees.  In the event that the 2012 Meeting is not held (including as a result of adjournment) prior to June 25, 2012, then the Company shall, no later than June 25, 2012, increase the size of the Board to ten directors and concurrently appoint the Nominees as directors effective as of such date (with the number of directors being reduced to nine as of the 2012 Meeting).  The Company agrees that if any Nominee resigns as a director or is otherwise unable to serve as a director during the Covered Period, including as a result of death or disability, the Company shall provide the Stockholders with criteria established by the Board for a substitute person to fill the resulting vacancy and the Stockholders shall have the right to nominate a substitute person who satisfies such criteria, subject to the approvals of the Nominating and Governance Committee of the Board and of the Board, in each case after consideration of the substitute person in good faith and exercising its fiduciary duties, which approvals shall not be unreasonably withheld.

1.2	Nature of Rights

Notwithstanding anything to the contrary in this Agreement, the rights and privileges set forth in this Article 1 shall be personal to the Stockholders and may not be transferred or assigned to any individual, corporation, partnership, limited liability company, joint venture, estate, trust, association, organization or other entity of any kind or nature (each, a “Person”).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES

2.1	Representations and Warranties of the Stockholders

The Stockholders represent and warrant to the Company that, as of the date hereof:

(a)	one or more of the Stockholders is the direct or indirect beneficial owner of the Shares;

(b)
each of the Stockholders that is not an individual is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all requisite power and authority to execute and deliver this Agreement;

(c)	this Agreement has been duly executed and delivered by the Stockholders;

(d)
this Agreement constitutes the valid and binding agreement of the Stockholders, enforceable against the Stockholders in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect; and

(e)
no Nominee (or any Family Member, as defined in Nasdaq Rule 5605(a)(2)) has any contract, arrangement or understanding with any of the Stockholders or their Representatives (whether or not relating to the Company), other than the nominee letter agreements in the form provided to the Company, and none of the Nominees (or any Family Member) is an investor in any fund of, or co-investor with, the Stockholders or any of their affiliates.

2.2	Representations and Warranties of the Company

The Company represents and warrants to the Stockholders that, as of the date hereof:

(a)
the Company is duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to execute and deliver this Agreement;

(b)	this Agreement has been duly executed and delivered by the Company;

(c)
this Agreement constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and similar laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law), in each case now or hereafter in effect; and

(d)	the actions contemplated by Section 1.1 of this Agreement have been duly and validly authorized by all necessary corporate action and expressly approved by the Board.

ARTICLE 3

COVENANTS

3.1	Covenants of the Stockholders

(a)
Concurrently with the execution of this Agreement, the Stockholders and HealthCor Management, L.P. shall file the Notice of Dismissal of All Claims With Prejudice in the form attached hereto as Exhibit A, each party to bear its own attorneys’ fees, costs and expenses with respect to the Lawsuit.  The Stockholders and HealthCor Management, L.P., for themselves and for their Representatives, past and present, hereby covenant not to sue, and forever fully release and discharge the Company and each controlling person, officer, director, stockholder, agent, affiliate, employee, partner, attorney,  assign, executor, administrator, predecessor and successor, past and present, of the Company from any and all rights, claims, warranties, demands, debts, obligations, liabilities, costs, attorneys’ fees, expenses, suits, losses and causes of action of any nature whatsoever in connection with, relating to or resulting from the Lawsuit, the claims made therein and any facts, actions, events or circumstances relating thereto; provided, however, that the foregoing does not release or discharge in connection with, or  require the Stockholders to opt out of, any class action lawsuit brought against the Company by an unaffiliated third party that does not challenge (i) the validity or application of Article II, Section 1(b) or Article III, Section 1 (fifth paragraph) of the Company’s By-Laws, (ii) any public disclosures alleged in the Lawsuit, or (iii) any public disclosures concerning, relating to, or made in connection with the 2012 Meeting.

(b)
The Stockholders hereby irrevocably withdraw their demands in connection with the 2012 Meeting for a stockholder list and other related materials and books and records pursuant to Section 220 of the General Corporation Law of the State of Delaware or otherwise.  The Stockholders shall promptly return materials and summaries or duplicates thereof, if any, that have been delivered in connection with such request to the Stockholders, their affiliates or any of their respective directors, officers, partners, members, employees, agents (acting in such capacity), directly or indirectly controlled investment funds and any Person in which the Stockholders and/or such funds beneficially own and/or exercise control or direction over, directly or indirectly, securities carrying more than fifty percent (50%) of the voting rights of such Person (collectively, “Representatives”).  The Company shall promptly reimburse the Stockholders for their $1,500 payment made to the Company in connection with obtaining the stockholder list and other related materials and books and records.

(c)
Each of the Stockholders agrees with the Company that, at the 2012 Meeting, it shall, and shall cause each of its Representatives to, vote all of the shares of Common Stock beneficially owned or over which control or direction is exercised by it:

(i)	for each of the Company’s nominees for election to the Board; and

(ii)	with respect to any matters being voted on at the 2012 Meeting (other than proposal 3, as described in the Company's Proxy Statement on Schedule

14A, filed with the SEC on May 16, 2012), in accordance with the recommendation of the Board.

(d)
Each of the Stockholders agrees with the Company that, during the period commencing on the date hereof and ending on the date that is the earliest to occur of (i) the date on which this Agreement terminates in accordance with Section 4.1, (ii) 30 days prior to the expiration of the advance notice period for the nomination of directors by stockholders at the 2013 Meeting and (iii) 30 days prior to the expiration of the advance notice period for the making of proposals by stockholders at the 2013 Meeting (the “Covered Period”), it shall not, and shall cause each of its Representatives not to, in any manner, directly or indirectly (including by initiating, advising, assisting or facilitating the taking of any actions by any other Person), alone or in concert with others:

(i)
propose to any Person, or effect or seek to effect, whether alone or in concert with others, any tender or exchange offer, merger, consolidation, acquisition, scheme, arrangement, business combination, recapitalization, reorganization, sale or acquisition of material assets, liquidation, dissolution or other extraordinary transaction involving the Company or any of its subsidiaries or joint ventures or any of their respective securities (each, an “Extraordinary Transaction”); provided, however, that this clause (i) shall not preclude the tender by a Stockholder of any voting securities of the Company into any tender or exchange offer or vote by a Stockholder of any voting securities of the Company in favor of any Extraordinary Transaction;

(ii)
form, join, encourage, influence, advise or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the United States Securities Exchange Act of 1934 (the “Exchange Act”)) with respect to any securities of the Company or otherwise in any manner agree, attempt, seek or propose to deposit any securities of the Company or any securities convertible or exchangeable into or exercisable for any such securities in any voting trust or similar arrangement, except for any “group” solely among the Stockholders and affiliates thereof;

(iii)
make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission but without regard to the exclusion set forth in Rule 14a-1(l)(2)(iv)) or consents to vote, or seek to advise or influence any Person with respect to the voting of, any securities of the Company for the election of individuals to the Board or to approve stockholder proposals;

(iv)	make or be the proponent of any stockholder proposal;

(v)	(1) call or seek to call a meeting of stockholders, (2) seek representation on the Board, except as set forth herein, or (3) seek the removal of any member of the Board;

(vi)
take any action, alone or in concert with others, in support of or make any proposal or request that constitutes:  (A) advising, controlling, changing or influencing the Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (B) any material change in the capitalization or dividend policy of the Company; (C) any other material change in the Company’s management, business or corporate structure; (D) seeking to have the Company waive, or make amendments or modifications to, the Company’s Certificate of Incorporation or By-Laws, or other actions which may impede the acquisition of control of the Company by any Person; (E) causing a class of securities of the Company to be delisted from, or to cease to be authorized to be quoted on, NASDAQ; or (F) causing a class of equity securities of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;

(vii)
make any public disclosure, or take any action that could require the Company to make any public disclosure, with respect to any of the foregoing matters or any matters being voted on at the 2012 Meeting; or

(viii)
request in a public manner or in a manner that could reasonably be expected to result  in a public disclosure that the Company or any of its representatives, directly or indirectly, release any of the Stockholders from, amend or waive, or otherwise take any action that is inconsistent with the foregoing matters.

Notwithstanding anything in this Section 3.1(d) to the contrary, in the case of subsections (i), (iv) and (vi), nothing shall prohibit the Stockholders from (i) communicating privately with the Company's directors, executive officers or the Company's senior investor relations officer or such other Person(s) as the Company may designate in writing so long as such communications could not reasonably be expected to result in any public disclosure of such communications; or (ii) publicly commenting on an Extraordinary Transaction or other fundamental corporate change proposed by the Company after the date hereof.

(e)
The Stockholders shall, and shall cause their applicable affiliates to, promptly file an amendment to the Schedule 13D reporting entry into this Agreement, amending applicable items to conform to their obligations hereunder and appending or incorporating by reference this Agreement as an exhibit thereto.  The Stockholders shall provide the Company with one business day to review and comment on such amendment in advance of filing.

3.2	Covenants of the Company

(a)
The Company, for itself and for its directors, officers, employees, agents (acting in such capacity) and affiliates, past and present, hereby covenants not to sue, and forever fully releases and discharges the Stockholders and each controlling person, officer, director, stockholder, agent, affiliate, employee, partner, attorney,  assign, executor, administrator, predecessor and successor, past and present, of the Stockholders from any and all rights, claims, warranties, demands, debts, obligations, liabilities, costs, attorneys’ fees, expenses, suits, losses and causes of action of any nature whatsoever in connection with, relating to or resulting from the Lawsuit, the claims made therein, any facts, actions, events or circumstances relating thereto or any filings made by the Stockholders with the Securities and Exchange Commission prior to the date of this Agreement; provided, however, that this release shall not apply with respect to any claims concerning, relating to or arising out of any Stockholder’s conduct with respect to any class action permitted by Section 3.1(a).

(b)
The Company shall promptly file a Form 8-K reporting entry into this Agreement and appending or incorporating by reference this Agreement as an exhibit thereto.  The Company shall provide the Stockholders with one business day to review and comment on such amendment, and on the supplemental proxy soliciting materials referred to in Section 1.1, in advance of filing.

ARTICLE 4

TERMINATION

4.1	Termination

(a)	This Agreement shall remain in full force and effect until the earliest of:

(i)
The Company’s material breach of its obligations under Section 1.1 of this Agreement, provided that (if such breach is curable) the Company has received ten days prior written notice of such breach and such breach has not been cured prior to the expiration date of such ten day period;

(ii)
the date that is 30 days prior to the expiration of the earliest to occur of the advance notice period for the nomination of directors or the advance notice period for the making of proposals by stockholders at the 2013 Meeting; and

(iii)	such other date established by mutual written agreement of the Company and the Stockholders.

4.2	Effect of Termination

Notwithstanding Section 4.1, (a) Sections 3.1(a) (except in the event of a termination for breach in connection with a failure to comply with Section 1.1 of this Agreement) and 3.2(a) shall survive the termination of this Agreement and (b) this Article 4 and Article 5 shall survive the termination of this Agreement.  No termination pursuant to Section 4.1 shall relieve any party hereto from liability for any breach of this Agreement prior to such termination.

ARTICLE 5

GENERAL

5.1	Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given to a party if delivered in person or sent by overnight delivery (providing proof of delivery) to the party at the following addresses (or at such other address for a party as shall be specified by like notice) on the date of delivery, or if by facsimile, upon confirmation of receipt:

If to the Company:	Allscripts Healthcare Solutions, Inc. 222 Merchandise Mart Plaza, Suite 2024 Chicago, IL 60654
Attention: General Counsel Telephone: (312) 447-2456 Facsimile: (919) 800-6196

If to the Stockholders and any of their Representatives	c/o HealthCor Management, L.P. Carnegie Hall Tower 152 West 57th Street, 43rd Floor New York, NY 10019
Attention: John Coghlin Telephone: (212) 622-7733 Facsimile: (646) 417-5233

5.2	No Third-Party Beneficiaries

Nothing in this Agreement (except for the releases contained in Sections 3.1(a) and 3.2(a), which are intended to benefit the Persons named therein), whether express or implied, is intended to or shall confer any rights, benefits or remedies under or by reason of this Agreement on any Persons other than the parties hereto, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third Persons to any party.

5.3	Communications

During the Covered Period, neither the Stockholders nor any of the Stockholders’ Representatives will initiate or cause to be initiated any communication with the Company relating to the business of the Company or its affiliates other than through the Company’s directors, executive officers or the Company’s senior investor relations officer or such other Person(s) as the Company may designate in writing.  The parties agree that the press release attached as Exhibit B will be issued upon execution of this Agreement.

During the Covered Period, each party hereto shall refrain from making, causing to be made, or allowing any of its Representatives from making, any public statement or announcement that disparages, (a) the Company, its officers or its directors or any person who has served as an officer or director of the Company, (b) any action or matter publicly disclosed by the Company prior to the date of this Agreement, (c) the Stockholders and the Stockholders’ advisors, their respective employees or any person who has served as an employee of the Stockholders and the Stockholders’ advisors or (d) any of their respective affiliates, on or following the date hereof.  The foregoing shall not prevent (i) any public statement or announcement with respect to an Extraordinary Transaction or other fundamental corporate change proposed by the Company that is publicly announced by the Company after the date of this Agreement or (ii) the making of any factual statement in any compelled testimony or production of information, either by legal process, subpoena, or as part of a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

5.4	Governing Law

This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. The parties and their respective Representatives: (a) irrevocably and unconditionally consent and submit to the jurisdiction of the state and federal courts located in the State of Delaware for purposes of any action, suit or proceeding arising out of or relating to this Agreement; (b) agree that service of any process, summons, notice or document by U.S. registered mail to the address set forth at the end of this Agreement shall be effective service of process for any action, suit or proceeding brought against them; (c) irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement in any state or federal court located in the State of Delaware; and (d) irrevocably and unconditionally waive the right to plead or claim, and irrevocably and unconditionally agree not to plead or claim, that any action, suit or proceeding arising out of or relating to this Agreement that is brought in any state or federal court located in the State of Delaware has been brought in an inconvenient forum.

5.5	Assignment; Successors

This Agreement shall be binding upon and inure to the benefit of and be enforceable only by the parties hereto.  No party to this Agreement may assign its rights or delegate its obligations under this Agreement, whether by operation of law or otherwise.

5.6	Amendments; Waivers

Subject to applicable law, this Agreement may only be amended pursuant to a written agreement executed by all the parties, and no waiver of compliance with any provision or condition of this Agreement and no consent provided for in this Agreement shall be effective unless evidenced by a written instrument executed by the party against whom such waiver or consent is to be effective.  No failure or delay by a party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

5.7	Entire Agreement

This Agreement constitutes the entire agreement of all the parties and supersedes any and all prior and contemporaneous agreements, memoranda, arrangements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof.  No representation, warranty, promise, inducement or statement of intention has been made by any party which is not contained in this Agreement and no party shall be bound by, or be liable for, any alleged representation, promise, inducement or statement of intention not contained herein or therein.  The parties expressly disclaim reliance on any information, statements, representations or warranties regarding the subject matter of this Agreement other than the terms of this Agreement.

5.8	Counterparts

To facilitate execution, this Agreement may be executed in any number of counterparts (including by facsimile transmission), each of which shall be deemed to be an original, but all of which together shall constitute one binding agreement on the parties, notwithstanding that not all parties are signatories to the same counterpart.

5.9	Expenses

All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such cost or expense.  In the event of litigation relating to this Agreement, if a court of competent jurisdiction determines in a final, non-appealable order that a party has breached this Agreement, then such party shall be liable and pay to the non-breaching party the legal fees and expenses such non-breaching party has incurred in connection with such litigation, including any appeal therefrom.

5.10	Captions

The captions contained in this Agreement are for convenience only and shall not affect the construction or interpretation of any provisions of this Agreement.

5.11	HealthCor Related Parties

The Stockholders shall cause their affiliates and other Representatives (including, for the avoidance of doubt, all signatories to the Schedule 13D filed on May 16, 2012 by the Stockholders) to comply with the terms of this Agreement applicable to the Stockholders to the same extent as if such Persons were parties hereto.

5.12	Specific Performance

The parties agree that irreparable damage would occur in the event any of the provisions of this Agreement were not performed in accordance with the terms hereof and that the parties are entitled to an injunction or specific performance of the terms hereof in addition to any other remedies at law or in equity.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first above written.

ALLSCRIPTS HEALTHCARE SOLUTIONS, INC.

By:	/s/ Glen E. Tullman
Name: Glen E. Tullman
Title: Chief Executive Officer

HEALTHCOR OFFSHORE MASTER FUND, L.P.

By:	HEALTHCOR OFFSHORE GP, LLC

By:	/s/ Joseph Healey
Name: Joseph Healey
Title: Co-Chief Executive Officer

HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By:	HEALTHCOR HYBRID OFFSHORE GP, LLC

By:	/s/ Joseph Healey
Name: Joseph Healey
Title: Co-Chief Executive Officer

HEALTHCOR, L.P.

By:	HEALTHCOR CAPITAL, L.P.

By:	/s/ Joseph Healey
Name: Joseph Healey
Title: Co-Chief Executive Officer

HEALTHCOR LONG OFFSHORE MASTER FUND, L.P.

By:	HEALTHCOR LONG MASTER GP, LLC

By:	/s/ Joseph Healey
Name: Joseph Healey
Title: Co-Chief Executive Officer

HEALTHCOR MANAGEMENT, L.P.

By:	HEALTHCOR ASSOCIATES, LLC, its general partner

By:	/s/ Joseph Healey
Name: Joseph Healey
Title: Co-Chief Executive Officer

Exhibit A

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HEALTHCOR MANAGEMENT, L.P., HEALTHCOR L.P., HEALTHCOR OFFSHORE MASTER FUND, L.P., HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P., and HEALTHCOR LONG OFFSHORE MASTER FUND, L.P., Plaintiffs, v.	) ) ) ) ) ) ) ) ) ) )	C.A. No. 7557 - CS
ALLSCRIPTS HEALTHCARE SOLUTIONS, INC., a Delaware corporation, PAUL M. BLACK, DENNIS H. CHOOKASZIAN, ROBERT J. CINDRICH, MARCEL L. GAMACHE, PHILIP D. GREEN, MICHAEL J. KLUGER and GLEN E. TULLMAN,

Defendants.
) ) ) ) ) ) ) )

NOTICE OF DISMISSAL OF ALL CLAIMS WITH PREJUDICE

Pursuant to Court of Chancery Rule 41(a)(1)(i), Plaintiffs HealthCor Management, L.P., HealthCor L.P., HealthCor Offshore Master Fund, L.P., HealthCor Hybrid Offshore Master Fund, L.P. and HealthCor Long Offshore Master Fund, L.P. hereby dismiss the above-captioned action with prejudice.

OF COUNSEL: Michael E. Swartz Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 (212) 756-2000 May __, 2012
/s/
Gregory V. Varallo (#2242)
Rudolf Koch (#4947)
Scott W. Perkins (#5049)
Robert L. Burns (#5314)
Susan M. Hannigan (#5342)
Richards, Layton & Finger, P.A.
One Rodney Square
920 N. King Street
Wilmington, Delaware  19801
(302) 651-7700
Attorneys for Plaintiffs HealthCor Management, L.P.,
HealthCor L.P., HealthCor Offshore Master Fund,
L.P., HealthCor Hybrid Offshore Master Fund, L.P.
and HealthCor Long Offshore Master Fund, L.P.

A-1

Exhibit B

ALLSCRIPTS TO NOMINATE THREE NEW INDEPENDENT DIRECTORS

Stuart L. Bascomb, David D. Stevens and Randy Thurman to Join Company Board Slate
for Election at June 15 Annual Meeting

Allscripts Reaches Agreement with HealthCor

HealthCor to Withdraw Delaware Lawsuit

CHICAGO and NEW YORK – June 1, 2012 – Allscripts Healthcare Solutions, Inc. (Allscripts – NASDAQ: MDRX) and HealthCor Management, L.P. (“HealthCor”) today announced that Allscripts will nominate Stuart L. Bascomb, David D. Stevens and Randy Thurman as new independent directors for election to the Allscripts Board of Directors at the Company’s 2012 Annual Meeting of Stockholders scheduled for June 15, 2012.  All three are highly-qualified professionals with significant expertise in the healthcare industry, each having previously served on the boards of directors of public companies and private organizations.

Allscripts and HealthCor also announced that, pursuant to their agreement, HealthCor will withdraw its claims against the Company currently pending in the Court of Chancery for the State of Delaware and will vote for all of the Company’s nominees at the 2012 annual meeting. HealthCor currently owns approximately 6.1% of the outstanding shares of Allscripts’ common stock.

Glen Tullman, Chief Executive Officer of Allscripts, said, “We welcome the addition of Stuart, David and Randy and believe they will bring new perspectives and additional industry experience to our board.  Taken together with the recent additions of Paul Black and Robert Cindrich, the Company will have added five, high-quality, independent directors in just the past few weeks.  We believe this is a positive outcome for Allscripts and its stockholders and we look forward to working collaboratively as we continue to implement our strategic initiatives and make the important and necessary investments to deliver a connected community of health for our clients and build value for all of our stockholders.”

Arthur B. Cohen, co-founder and Portfolio Manager of HealthCor, said, “We are pleased to have reached this amicable resolution with Allscripts, which we believe will serve the best interests of all stockholders.  We continue to believe that Allscripts has great products, strong capabilities and a unique installed base of customers.  Furthermore, we are confident that Stuart, David and Randy will make strong additions to the Board, and will work hard to represent all stockholders and assist the Company in seizing the tremendous market opportunity before it.”

In addition to the three new independent nominees, the Company’s nine-member slate for election at the 2012 annual meeting will consist of: Paul Black, Dennis Chookaszian, Robert Cindrich, Philip Green, Michael Kluger and Glen Tullman.  Of the nine board members, eight are independent.

Stockholders of record as of April 24, 2012 are entitled to vote at the Annual Meeting.

Stuart L. Bascomb
Stuart Bascomb currently serves as the Chairman and Chief Executive Officer of QualSight, Inc., start-up company in Chicago to create a nationwide network of ophthalmologists to market a managed care refractive surgery program to plan sponsors.  Mr. Bascomb has a broad range of experience in the healthcare industry.  He was a founder of Express Scripts in 1986 and helped lead its IPO in 1992 as the company’s CFO.  In addition, he served as Executive Vice President and Director at Express Scripts, Executive Vice President and Treasurer at Medicare-Glaser Corp. and Group Controller at Pet Incorporated.

Mr. Bascomb is a current member of the American Institute of CPA’s.  He served on the Board of Directors at St. Luke’s Hospital and currently serves on its Strategic Planning Committee.  He also served on the Boards of a number of pharmaceutical industry and charitable organizations, including, the Strategic Development Board of the University of Missouri (Columbia) School of Business, the American Institute of CPA’s, the Financial Executive Institute, where he served as Director of the St. Louis Chapter, Missouri March of Dimes, the Episcopal-Presbyterian Charitable Medical Trust, the Pharmaceutical Care Management Association and Past Chairman, the Chain Drug Industry’s Accounting Principles Committee, the Chain Drug Industry’s Administration and Operation.

Mr. Bascomb received his M.A. in Accounting from the University of Missouri and his A.B. in Business Administration from William Jewell College.

David D. Stevens
David Stevens is actively involved as an investor/advisor in private equity, focusing on providing capital to lower-middle market growth companies in the healthcare services industry.  Previously, Mr. Stevens served as Chief Executive Officer – AHG Division of Medco Health Solutions, Inc., where he was responsible, as the previous Chairman and Chief Executive Officer of Accredo Health Group, which was acquired by Medco, for the strategic direction and operation of the consolidated specialty pharmacy division of Medco (a reporting division of the parent), the largest specialty pharmacy provider in the market.  From Accredo Health’s IPO in 1999 to 2005, Mr. Stevens grew the company’s revenue from approximately $250 million to approximately $1.5 billion. Medco Health acquired Accredo in August 2005 for approximately $2.3 billion.  Prior to working at Accerdo, he served as Chief Operating Officer at Southern Health Systems, Inc. and Vice-President and Chief Operating Officer at La Bonheur Children’s Medical Center. Stevens currently serves on the Board of Directors of Write Medical Group, Inc., where he is the Chairman of the Board and member of the Governance, Compliance & Nominating Committee.   Previously, he served on the Boards of Thomas & Betts Corporation,

In addition, Mr. Stevens serves on the Board of Directors for three not-for-profit entities including Le Bonheur Children’s Medical Center Foundation, Inc., Methodist Le Bonheur Health Systems, Inc., and The University of Tennessee Research Foundation. Mr. Stevens also actively serves on an advisory committee of the University Of Tennessee School Of Pharmacy.

Mr. Stevens received his MBA from Memphis State University and his B.S. in accounting from the University of Tennessee.

Randy Thurman

Randy Thurman currently serves as the Senior Advisor and Operating Partner at New Mountain Capital LLC, a leading private and public equity firm with assets in excess of $10 billion.  He has led or co-led transactions representing over $1 billion in enterprise value, and advised on private equity, public equity and debt transactions.  Mr. Thurman has held a number of executive positions throughout his career, including Founder, Chairman and Chief Executive Officer of Viasys Healthcare Inc., where from the company’s IPO in 2001 to 2007, Mr. Thurman grew the company’s revenues from approximately $350 million to approximately $700 million. Cardinal Health acquired Viasys in June 2007 for approximately $1.5 billion. In addition, Mr. Thurman served as Chairman and Chief Executive Officer of Strategic Reserves International, Chairman and Chief Executive Officer of Coming Life Sciences Inc., President, Chief Executive Officer and Board Director of Rhone-Poulenc Rorer Pharmaceuticals and various positions with Exxon Enterprises and Pepsico International.  Mr. Thurman also served as a fighter pilot for the United States Air Force.

Mr. Thurman has significant experience serving on the Boards of public companies and private organizations.  Most recently he served as the Chairman of the Board of Directors for public company, CardioNet.  Previously, he served on the Boards of Closure Medical Corporation, Curagen Inc. Rhone Poulenc Inc., Cooper Companies, Nichols Institute, Ikaria Inc., Hahneman University, High Flight of America, Corning Pharmaceutical Services, Metpath, Inc., Corning Life Sciences, Inc., Avantor, Performance Materials, and Rosenbluth International.

Thurman received his M.A. in Economics from Webster University and his B.S. in Economics from Virginia Polytechnic Institute. He is also a graduate of the USAF Air Command & Staff Leadership College and the Wharton Director Institute.

About Allscripts
Allscripts (NASDAQ: MDRX) delivers the insights that healthcare providers require to generate world-class outcomes. The company’s Electronic Health Record, practice management and other clinical, revenue cycle, connectivity and information solutions create a Connected Community of Health™ for physicians, hospitals and post-acute organizations.  To learn more about Allscripts, please visit www.allscripts.com, Twitter, YouTube and It Takes A Community: The Allscripts Blog.

About HealthCor
HealthCor Management, L.P., a leading investment adviser to healthcare and life sciences hedge funds, employs a fundamental, research-driven investment approach. Together, HealthCor Partners and HealthCor Management comprise the HealthCor Group, which with over $2.5 billion of assets under management, is one of the largest healthcare and life sciences investment management firms in the United States.

For more information contact:

Allscripts Contacts:

Investors:
Seth Frank
312-506-1213
seth.frank@allscripts.com

Media:
Ariana Nikitas
312-506-1236
773-490-5657
ariana.nikitas@allscripts.com

HealthCor Contact:

Media:
Joele Frank / Andy Brimmer / Aaron Palash
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. Statements regarding future events or developments, our future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future are forward-looking statements with the meaning of these laws. These forward-looking statements are subject to a number of risks and uncertainties, some of which are outlined below. As a result, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on our results of operations or financial condition. Such risks, uncertainties and other factors include, among other things: the possibility that the expected synergies, efficiencies and cost savings of the merger with Eclipsys Corporation (“Eclipsys”) will not be realized, or will not be realized within the expected time period; potential difficulties or delays in achieving platform and product integration and the connection and movement of data among hospitals, physicians, patients and others; the risk that the Allscripts and Eclipsys businesses will not be integrated successfully; competition within the industries in which we operate, including the risk that existing clients will switch to products of competitors; failure to achieve certification under the Health Information Technology for Economic and Clinical Health Act could result in increased development costs, a breach of some customer obligations and could put us at a competitive disadvantage in the marketplace; the volume and timing of systems sales and installations, the length of sales cycles and the installation process and the possibility that our products will not achieve or sustain market acceptance; the timing, cost and success or failure of new product and service introductions, development and product upgrade releases; competitive pressures including product offerings, pricing and promotional activities; our ability to establish and maintain strategic relationships; undetected errors or similar problems in our software products or other product quality issues; the outcome of any legal proceeding that has been or may be instituted against us; compliance with existing laws, regulations and industry initiatives and future changes in laws or regulations in the healthcare industry, including possible regulation of our software by the U.S. Food and Drug Administration; the possibility of product-related liabilities; our ability to attract and retain qualified personnel; the implementation and speed of acceptance of the electronic record provisions of the American Recovery and Reinvestment Act of 2009; maintaining our intellectual property rights and litigation involving intellectual property rights; risks related to third-party suppliers and our ability to obtain, use or successfully integrate third-party licensed technology; and breach of our security by third parties. See our Annual Report on Form 10-K for 2011 and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our business. The statements herein speak only as of their date and we undertake no duty to update any forward-looking statement whether as a result of new information, future events or changes in expectations.